SUMMARY ANNUAL REPORT FOR THE EXHIBIT B
                    TITAN CORPORATION 401(K) RETIREMENT PLAN

This is a summary of the annual report for the TITAN CORPORATION 401(k) RETIREMENT PLAN, Employer Identification Number 95-2588754, for the period ended December 31, 1998. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by a trust. Plan expenses were $8,750,830 which represent $8,696,903 of benefits paid to participants and beneficiaries and $53,927 of administrative expenses. A total of 1,028 persons were participants or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, were $75,746,112 as of December 31, 1998, compared to $71,215,571 as of December 31, 1997. During the plan year the plan experienced an increase in its net assets of $4,530,541. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $13,281,371, including employee contributions and rollovers of $2,717,885, earnings from investments of $738,118 and employer contributions of $1,242,110.

YOUR RIGHTS TO ADDITIONAL INFORMATION


You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

1.       An Accountant's report
2.       Assets held for investment; and
3.       Transactions in excess of 5 percent of plan assets.


To obtain a copy of the full annual report, or any part thereof, write or call the office of Poppy-Anne Koch, Manager, Employee Benefits, at The Titan
Corporation, 3033 Science Park Road, San Diego, CA 92121 - telephone (858) 552-9507. The charge to cover the copying costs will be $2.50 for the full annual report, or $.25 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, 3033 Science Park Road, San Diego, CA 92121, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to Public Disclosure Room, N4677, Pension and Welfare
Benefit Programs, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20216.